Filed by Terra Industries Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Terra Industries Inc.
Commission File No.: 001-08520
On June 18, 2009, Terra Industries Inc. used the following presentation during the Sell-Side Analyst Day:

Terra Industries Inc. Positioned to Deliver Shareholder Value Presented by: Michael Bennett President & CEO

Forward-looking statements Certain statements in this presentation may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in connection with the exchange offer proposed by CF Industries Holdings, Inc. referred to in this presentation are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward- looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions are used to identify these forward- looking statements. These include, among others, statements relating to: changes in financial markets, general economic conditions within the agricultural industry, competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs), changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in environmental and other government regulation, and changes in agricultural regulations. Additional information as to these factors can be found in Terra's 2008 Annual Report/10-K, in the sections entitled "Business," "Legal Proceedings," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Notes to the consolidated financial statements.

Important information and where to find it On May 8, 2009, Terra filed with the Securities and Exchange Commission (the "SEC") a revised preliminary proxy statement in connection with its 2009 Annual Meeting, which is available free of charge at the SEC's website at www.sec.gov and Terra's website at www.terraindustries.com. Terra plans to file with the SEC and mail to its shareholders a definitive proxy statement in connection with its 2009 Annual Meeting. Investors and security holders are urged to read the revised preliminary proxy statement, which is available now, and the definitive proxy statement relating to the 2009 Annual Meeting and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents (when available) that Terra files with the SEC at the SEC's website at www.sec.gov and Terra's website at www.terraindustries.com. In addition, the definitive proxy statement and other documents filed by Terra with the SEC may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000. This presentation is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer proposed by CF Industries Holdings, Inc. referred to in this presentation, Terra has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that Terra files with the SEC in connection with the exchange offer at the SEC's Web site at www.sec.gov and Terra's Web site at www.terraindustries.com. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by Terra with the SEC in connection with the exchange offer may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000. Important additional information

Certain information concerning participants Terra, its directors, executive officers and certain employees specified in Annex A to Terra's revised preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on May 8, 2009, are participants in the solicitation of Terra's security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Terra's Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009 and amended on April 28, 2009, and its revised preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on May 8, 2009. To the extent holdings of Terra securities have changed since the amounts printed in the revised preliminary proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals can also be obtained from the revised preliminary proxy statement relating to the 2009 Annual Meeting, which is available now, and the definitive proxy statement relating to the 2009 Annual Meeting when it is filed by Terra with the SEC. These documents (when available) may be obtained free of charge from the SEC's Web site at www.sec.gov and Terra's Web site at www.terraindustries.com. Important additional information (cont'd)

Terra is a strong investment proposition The leading pure play nitrogen producer with focus on more stable, higher margin products Track record of using cash to add value Strong nitrogen industry fundamentals Experienced management team with track record of delivering shareholder value Well positioned to capture growth Strong financial position Solid liquidity position

The leading pure-play nitrogen company with focus on more stable, higher margin products Leading pure play producer of nitrogen fertilizer Serves both agriculture and more stable industrial customers Focus on higher margin products vs. ammonia and urea Facilities ideally located to take advantage of low-cost natural gas and favorable transportation costs Source: Terra management. 2008 customer mix by revenue 2008 product mix by revenue 2008 revenue: $2,891 million 2008 revenue: $2,891 million

Review of Terra's drivers Nitrogen products supply, demand and selling prices - varies by customer type: Agricultural (planted corn and wheat acres; global grain supply/demand) Industrial (economic environment) Environmental (legislation) Natural gas costs (50% of total 2008 expenses): North America U.K. (GrowHow JV) Trinidad (long-term value-plus contract) Freight/logistical costs

Strong nitrogen industry fundamentals Agricultural business is projected to grow over the next 10 years Planted acres of corn (acres in millions) Source: USDA. Nitrogen is required each year to fertilize crops, unlike phosphate and potash, whose application can be discretionary Nitrogen consumption is expected to be robust, driven by planted acres of corn

UAN provides significant advantages to growers UAN delivers economic benefits over ammonia. Why? Efficiency: Protects yields through flexible application UAN can be mixed with other crop inputs (e.g. pesticides, herbicides) so the farmer can make one pass through the field Up to 1,500 acres/day of UAN can be applied, whereas ammonia is limited to ~200-300 acres/day Ammonia equipment is capital-intensive Ammonia freight/handling costs will continue to increase Field Application: Ammonia must be injected into the ground; farmers must use specialized equipment and can apply only when soil conditions are optimal (dry) UAN is non-hazardous and can be sprayed directly on the ground Safety: Ammonia is a hazardous product that must be shipped in specialized barges/railcars/trucks UAN is much safer and easier to handle

Fertilizer import volumes Nitrogen import volumes for the 2008/2009 fertilizer year are down significantly. Source: Blue Johnson

Projected decline in nitrogen availability (mm Short Tons) 2008-2009 2007-2008 Change N Basis Urea Production 2.91 3.21 -.03 -0.14 UAN Production 8.65 9.31 -0.66 -0.21 Urea Imports 5.06 5.99 -0.93 -0.43 UAN Imports 1.52 2.85 -1.33 -0.43 Total N loss: 1.21 million tons (2.42 billion lbs.) Application rate of 148 lbs./acre indicates 16.4 million corn acre equivalent loss Sources: Terra Management, Blue Johnson

Corn: U.S. balance sheet Source: Doane's Ag Insight Weekly, June 5, 2009 CORN SUPPLY/DEMAND (million bushels) CORN SUPPLY/DEMAND (million bushels) CORN SUPPLY/DEMAND (million bushels) CORN SUPPLY/DEMAND (million bushels) 2007/08 2008/09 2009/10 ACREAGE Planted (million acres) 93.5 86.0 85.0 Harvested (million acres) 86.5 78.6 77.8 Yield (bushels/acre) 150.7 153.9 153.0 SUPPLY 9/1 Stocks 1,304 1,624 1,600 Production 13,038 12,101 11,900 Imports 20 15 15 Total 14,362 13,740 13,515 USE Feed & Residual 5,938 5,350 5,250 Food, Seed, Industrial 4,363 5,040 5,410 Ethanol for Fuel 3,026 3,750 4,100 Total Domestic 10,302 10,390 10,660 Exports 2,436 1,750 1,900 Total 12,737 12,140 12,560 CARRYOUT 1,624 1,600 955

Outlook for farm income Crop prices generally rising in recent weeks, due to slow planting progress and 2009 production potential Soybean prices have also been boosted by strong exports and tightening stocks Livestock cash receipts will be down this year due to lower prices for both milk, hogs and cattle Crop cash receipts will be down by about $10 billion as a result of lower prices compared to the very strong prices recorded in 2008 Cash production expenses likely to be down by about $8 billion due to lower costs for feed, fuel and fertilizer - costs for almost all other production inputs will be up Net cash farm income falls from the record high of around $93 billion in 2008 to about $81 billion in 2009 Source: Doane 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008* 2009* 2010* 58.9 50.7 52.6 57.6 58.5 54.8 57.5 56.8 60.1 50.5 70.2 82.3 86.6 68 87.4 93.5 78.5 81.7 Farm incomes remain strong by historical standards.

Strong nitrogen industry fundamentals Stable margin industrial and growing environmental businesses Industrial Chemicals Leading North American producer of ammonia and derivatives such as: Ammonium nitrate as a blasting product for mining applications Nitric Acid as a raw material for nylon fibers, polyurethane foams, specialty fibers, and other nitrogen products Environmental Technologies Leader in NOx abatement reagents The leading North American diesel exhaust fluid ("DEF") producer Dedicated DEF production capacity Dedicated technical team Full supply chain oversight Growth driven by increased emission reduction requirements Stable margin business

Terra Environmental Technologies Stationary Mobile

TET business drivers Demand for both Stationary and Mobile emissions products is based on customers' obligation to comply with the Clean Air Act: In January 2009, the Clean Air Interstate Rule (CAIR) began requiring year-round NOx reduction in all stationary applications Beginning in 2010, all diesel engines must comply with more stringent regulations North American Original Equipment Manufacturers (OEMs) specify that the Diesel Exhaust Fluid (DEF) used in their equipment must be certified by the American Petroleum Institute (API) to meet warranty requirements

Technologies Selective Catalytic Reduction (SCR) Uses a reagent to convert nitrogen oxides (NOx) into pure nitrogen and water Favored by 90% of vehicle manufacturers, utilities and industrial customers to meet NOx emission targets Selective Non-Catalytic Reduction (SNCR) Significantly less efficient alternative to SCR Requires a nitrogen reagent and Exhaust Gas Recirculation (EGR), but no nitrogen feed Relies on NOx allowances to comply with vehicle tailpipe standards

TET's share of emissions business About 290,000 tons of ammonia was used to reduce about 791,000 tons of NOx from stationary applications in 2008 Terra's share was approximately 60% This number should double in 2009 due to CAIR The Engine Manufacturers Association expects the total U.S. and Canadian DEF demand to be 750- 850 million gallons per year by 2014

Projected DEF volumes are encouraging 2010 2011 2012 2013 2014 2015 2018 3.5% Dosing Rate 0.125838 0.285481 0.467655 0.742728 1.006757 1.265458 2.530262 4-6% Dosing Rate 0.167784 0.374157 0.603302 0.94182 1.260094 1.566701 3.036314 4-6% Dosing Rate 3-5% Dosing Rate Source: Terra management. Based on diesel gallons consumed.

What makes TET a leader? Focus: 10% of Terra's SG&A is devoted to TET Branded product: TerraCair Ultrapure(r) DEF Distribution agreements: Brenntag North America, December 2008 (packages greater than 55 gallons) Excelda Manufacturing, April 2009 (small packages) Exclusive initial fill agreement with Daimler Trucks North America, May 2009

A snapshot of the current environment Agricultural Nitrogen prices weak, UAN undervalued vs. urea Product movement steady, but new sales volumes lagging: Post-planting application on corn continues Dealer-to-dealer sales and inventory repositioning are impinging on Terra's new orders Some competitors are chasing late, small-volume, prompt ship orders at bargain prices Industrial Strengthening metals prices bode well for mining sales Demand for chemical intermediates beginning to improve with overall economy Environmental Higher year-over-year volumes Heavy activity in mobile (DEF) business

What all this may mean for the 2009 second half Agricultural: Dealer customers falling into three categories: Some found their inventories significantly devalued - may be hesitant to commit to fall fill orders Some reduced selling prices to maintain sales volumes - more inclined to look ahead Others look at the big picture - think lower input costs and healthy corn prices set the stage for strong fertilizer application this fall and early positioning for Spring 2010 Industrial: As the economy continues to improve, so should demand for industrial feedstocks and chemical intermediates Environmental: Growth is based on environmental legislation, so is stable and predictable Initial growth likely to be inhibited by reduced electrical generation and fewer diesel engine sales in 2010 due to depressed economy

Improved outlook for remainder of 2009 We start with: $1 billion of cash and deposits Reasonable product inventories Strong TET sales into industrial and environmental sectors Lower tax rate (30-32%) In Q2/09 we expect: Improved sales volumes from Q1/09 Lower natural gas costs In H2/09 we expect: Improved N fertilizer demand; sales volumes comparable to those of the past two years Improved industrial demand Continued moderate natural gas prices Terra is well-positioned to benefit from positive fundamental drivers in the nitrogen industry through the rest of 2009.

Terra's strategy is right for the current environment and for potential future cycles Terra's strategy for managing the current environment Why we're optimistic Farm incomes are projected to remain strong Agriculture fundamentals remain positive Global population and demand for more protein continues to grow Global grain inventories are low Terra's industrial business focuses on mining, power generation and government-mandated emissions reduction, so is somewhat insulated from effects of an economic slowdown Competitors are now even less likely to build new capacity due to uncertain economic outlook and significant differential between cost to buy vs. build Terra is well-positioned throughout industry cycles North American assets have competitive advantages in natural gas and freight costs Terra is financially solid Management has successfully navigated the Company through previous cycles Manage production to meet demand, control inventories Leverage advantageous gas pricing in energy markets Use cash reserves to reinvest in the Company through capital projects and/or strategic opportunities

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